Exhibit 99.1

News Release	Contact: Bruce Russell (310) 346-6131 brussell@cyanotech.com

Cyanotech Reports Financial Results for the Third Quarter

and First Nine Months of Fiscal Year 2016

KAILUA KONA, Hawaii (February 11, 2016) — Cyanotech Corporation (Nasdaq Capital Market: CYAN), a world leader in microalgae-based, high-value nutrition and health products, today announced financial results for the third quarter and first nine months of fiscal year 2016, ended December 31, 2015.

Third Quarter 2016

For the third quarter of fiscal 2016 compared to the third quarter of fiscal 2015, net sales were $7,534,000 compared to $9,691,000, a decrease of 22%. Gross profit was $3,084,000, with gross profit margin of 41%, compared to gross profit of $4,798,000 and gross profit margin of 50%. Operating income was $296,000 compared to operating income of $1,228,000. Net loss was ($250,000) or ($0.04) per diluted share, compared to net income of $463,000 or $0.08 per diluted share.

Commenting on the third quarter 2016 results (changes shown vs. third quarter 2015), Brent Bailey, Cyanotech President and CEO, noted:

“The Third Quarter of 2016 showed the effects of our strategic refocus from a bulk ingredients business to a higher-margin consumer-focused branded business. While these efforts have negatively impacted our short-term profits, we expect them to increase our margins and profitability in the future.”

“The 22% decrease in net sales in the third quarter of fiscal 2016 does not accurately reflect the health of our business. Timing of revenue recognition inflated third quarter fiscal 2015 by $849,000 while reducing third quarter fiscal 2016 by $39,000. The remaining decline was primarily driven by our bulk business, due to lack of Astaxanthin supply. ”

“The areas where we have strategically focused are healthy and growing:

●	BioAstin expanded into an additional 43 Los Angeles Costco warehouses in November bringing our total Costco distribution to 110 warehouses, roughly 23% of their domestic total

●	Our market shares in the natural products channel continued to grow in the 12-week period ending 12/27/15:

o	Astaxanthin market share was 58.7% (+0.7 pts.)

o	The 12 mg, 50 ct. BioAstin is the #1 selling item in the Astaxanthin category as well as the broader single-ingredient Antioxidant/Carotenoid category

o	BioAstin now has four of the top seven items in the single-ingredient Antioxidant/Carotenoid category

o	Spirulina market share was 50.2% (+1.1 pts.)

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

“Gross profit in the third quarter also was negatively impacted by:

●

An increase in production costs due to the declines in Astaxanthin production in the second and third quarters. We are addressing this issue with an Astaxanthin capacity expansion project, the first phase of which was completed and online at the end of November 2015

●	An increase in extraction costs as we make progress toward operating our new extraction plant at full capacity.”

First Nine Months 2016
For the first nine months ended December 31, 2015 compared to the first nine months ended December 31, 2014, net sales were $23,644,000 compared to $25,261,000, a decrease of 6.4%. Gross profit was $9,108,000, with gross profit margin of 38.5%, compared to gross profit of $11,792,000 and gross profit margin of 46.7%. Operating loss was ($38,000) compared to operating income of $375,000, and net loss was ($341,000) or ($0.06) per diluted share, compared to net income of $147,000 or $0.03 per diluted share.

Trailing 12 Months

For the trailing 12 months ended December 31, 2015 compared to the trailing 12 months ended December 31, 2014, net sales were $32,192,000 compared to $32,280,000 a decrease of 0.3%. Gross profit was $11,782,000, with gross profit margin of 36.6%, compared to gross profit of $14,258,000 and gross profit margin of 44.2%. Pretax loss was ($276,000) compared to a pretax loss of ($521,000), and net loss was ($511,000) or ($0.09) per diluted share, compared to a net loss of ($374,000) or ($0.7) per diluted share.

About Cyanotech — Cyanotech Corporation, a world leader in microalgae technology, produces BioAstin® Natural Astaxanthin and Hawaiian Spirulina Pacifica®—all natural, functional nutrients that leverage our experience and reputation for quality, building nutritional brands which promote health and well-being. Cyanotech's Spirulina products offer complete nutrition, and augment energy and immune response. They are FDA-reviewed and accepted as Generally Recognized as Safe (GRAS) for use in food products. BioAstin's superior antioxidant activity and ability to support and maintain a natural anti-inflammatory response enhance skin, muscle and joint health. All Cyanotech products are produced from microalgae grown at our 90-acre facility in Kona, Hawaii using patented and proprietary technology. Cyanotech sells its products direct to consumers at retail locations in the United States and online at www.nutrex-hawaii.com and also distributes to nutritional supplement, nutraceutical and cosmeceutical manufacturers and marketers worldwide and is GMP-certified by the Natural Products AssociationTM. Visit www.cyanotech.com for more information.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995 Besides statements of present fact and historical fact, this press release may contain forward-looking statements. Forward-looking statements relate to the future and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by forward-looking statements. We caution against relying on forward-looking statements. Important factors that could change actual, future results include: changes in sales levels to our largest customers, weather patterns in Hawaii, production problems, risks associated with new products, foreign exchange fluctuations, and availability of financing, as well as national and global political, economic, business, competitive, market and regulatory conditions. Other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

(Financial Tables Follow: The following tables do not contain footnotes or other information contained in the Company’s Form 10-Q for the period ended December 31, 2015, which can be found on the Cyanotech website (www.cyanotech.com) under Investors>Investor Filings upon filing. As such the following Financial Tables are provided only as a guide and other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.)

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except par value and number of shares)

(Unaudited)

	December 31, 2015	March 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	$1,995	$2,226
Accounts receivable, net of allowance for doubtful accounts of $49 at December 31, 2015 and $6 at March 31, 2015	3,058	3,162
Inventories, net	7,352	5,678
Deferred tax assets	315	315
Prepaid expenses and other current assets	619	413
Total current assets	13,339	11,794

Equipment and leasehold improvements, net	17,904	14,754
Restricted cash	—	486
Deferred tax assets	2,867	3,035
Other assets	794	846
Total assets	$34,904	$30,915

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$562	$234
Customer deposits	130	31
Accounts payable	3,910	2,926
Accrued expenses	1,321	1,124
Total current liabilities	5,923	4,315

Long-term debt, excluding current maturities	7,193	5,109
Deferred rent	10	8
Total liabilities	13,126	9,432

Commitments and contingencies

Stockholders’ equity:
Common stock of $0.02 par value, shares authorized 50,000,000; 5,597,797 shares issued and outstanding at December 31, 2015 and 5,564,799 shares at March 31, 2015	112	111
Additional paid-in capital	31,481	30,846
Accumulated deficit	(9,815)	(9,474)
Total stockholders’ equity	21,778	21,483

Total liabilities and stockholders’ equity	$34,904	$30,915

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share amounts)

(Unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2015	2014	2015	2014

NET SALES	$7,534	$9,691	$23,644	$25,261
COST OF SALES	4,450	4,893	14,536	13,469
Gross profit	3,084	4,798	9,108	11,792

OPERATING EXPENSES:
General and administrative	1,331	1,829	4,027	6,746
Sales and marketing	1,325	1,473	4,673	4,169
Research and development	132	155	475	376
(Gain) loss on disposal of equipment and leasehold improvements	—	113	(29)	126
Total operating expenses	2,788	3,570	9,146	11,417

Income (loss) from operations	296	1,228	(38)	375

Interest expense, net	(89)	(23)	(164)	(71)

Income (loss) before income tax	207	1,205	(202)	304

INCOME TAX EXPENSE	457	742	139	157

NET INCOME (LOSS)	$(250)	$463	$(341)	$147

NET INCOME (LOSS) PER SHARE:
Basic	$(0.04)	$0.08	$(0.06)	$0.03
Diluted	$(0.04)	$0.08	$(0.06)	$0.03

SHARES USED IN CALCULATION OF NET INCOME (LOSS) PER SHARE:
Basic	5,594	5,533	5,576	5,505
Diluted	5,594	5,779	5,576	5,704

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com